

November 29, 2011

Via U.S. Mail
Mr. Lasse Andreassen
Chief Executive Officer
LiqTech International, Inc.
Grusbakken 12
DK-2820 Gentofte, Denmark

> **Re: LiqTech International, Inc., formerly Blue Moose Media, Inc.**
> **Current Report on Form 8-K**
> **Filed August 25, 2011**
> **File No. 0-53769**

Dear Mr. Andreassen:

We have completed our review of the Form 8-K and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via Facsimile
        George Lander, Esq.
        Morse, Zelnich, Rose & Lander, LLP
        405 Park Avenue, Suite 1401
        New York, NY 10022